SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULES 13d-1(b) (c), AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                            Excel Legacy Corporation
                                (Name of issuer)

                          Common Stock, $.001 Par Value
                         (Title of class of securities)

                                    300665106
                                 (CUSIP number)

                                 August 11, 2000
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_| Rule 13d-1(b)

      |X| Rule 13d-1(c)

      |_| Rule 13d-1(d)


                                Page 1 of 5 Pages

CUSIP No. 300665106               SCHEDULE 13G                 Page 2 of 5 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      The Price Group LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
      Not Applicable                                                     (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
                  5     SOLE VOTING POWER

                        5,250,000
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           0
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              5,250,000
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,250,000
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      12.5%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      The Price Group LLC 13G Excel Legacy
      Explanatory Note

      This Form is filed primarily to reflect the formation of The Price Group, LLC, a California Limited Liability Company (the "Price Group") and the transfer to the Price Group of securities previously owned by one or more of the Members. Although the formation of the Price Group, and the contribution to it of securities theretofore held by such Members may technicaly be viewed as a "transfer" for some purposes, or as a "disposition" of the securities by the Members and an "acquisition" of the securities by the Price Group, there has been no meaningful disposition, acquisition or transfer of beneficial interest because the Managers of the Price Group are the persons who previously owned the securities in question individually or through trusts. In some instances, the transfer to the Price Group may for some purposes be viewed as the formation of a "group" for the purpose of holding, voting or disposing of securities.

      As a result of the transfer of title to securities from individual (or trust) holders to the Price Group, Members who previously held such securities are amending appropriate reports under the Securities Exchange Act of 1934 to indicate that they no longer hold such securities, and the Price Group is filing such reports to indicate that it now holds such securities. Additionally, persons who were required to file reports under Section 16 of the Securities Exchange Act of 1934 as a result of being officers or directors of a reporting company are filing reports that reflect all securities held by the Price Group.

      The Members of the Price Group, their voting interests and the Managers of the Price group are as follows:

            Member                        Voting Interest        Manager
            ------                        ---------------        -------

      Sol and Helen Price Trust                 48%              Sol Price
      Robert and Allison Price Trust            12%              Robert Price
      James F. Cahill                           12%              Jim Cahill
      Jack and Cheryl McGrory Trust             12%              Jack McGrory
      Murray and Elaine Galinson Trust           9%              Murray Galinson
      Kathy Hillan                               5%              Kathy Hillan
      Joseph R. Satz and Linda Satz Trust        2%              Joseph R Satz

      Under law and the relevant agreements, the Managers generally have the authority to manage the business and affairs of the Price Group.

Item 1(a). Name of Issuer:

                  Excel Legacy Corporation

Item 1(b). Address of Issuer's Principal Executive offices:

                  16955 Via Del Campo, Suite 100
                  San Diego, California 92127

Item 2(a). Name of Person Filing:

                  The Price Group LLC

Item 2(b). Address of Principal Business Office:

                  c/o Price Entities
                  7979 Ivanhoe Avenue, Suite 520
                  La Jolla, California 92037

Item 2(c). Citizenship:

                  U.S.A.

Item 2(d). Title of Class of Securities:

                  Common Stock

Item 2(e). CUSIP Number:

                  300665106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a) |_| Broker or dealer registered under Section 15 of the Exchange
                Act.
        (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act.
        (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.
        (d) |_| Investment company registered under Section 8 of the Investment Company Act.
        (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)
                (ii)(E);
        (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
        (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
        (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
        (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
        (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|


                                Page 3 of 5 Pages

Item 4. Ownership

      (a)   Amount Beneficially Owned: 5,250,000 shares of Common Stock.

      (b)   Percent of Class: 12.5%

      (c)   Number of Shares as to which such person has:

            (i)   sole power to vote or to direct the vote: 5,250,000

            (ii)  shared power to vote or to direct the vote: 0

            (iii) sole power to dispose or to direct the disposition of:
                  5,250,000

            (iv)  shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

            Not Applicable.

Item 8. Identification and Classification of Members of the Group:

            Not Applicable.

Item 9. Notice of Dissolution of Group:

            Not Applicable.

Item 10. Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 4 of 5 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2000

                                           /s/ James Cahill
                                           -------------------------------
                                           James Cahill, Manager


                                   Page 5 of 5